March 16, 2012

Charles Schneider
Principal Life Insurance Company
711 High Street
Des Moines, IA 50392

Ladies and Gentlemen:
This letter shall serve as an Amendment to the Letter Agreement dated October 14, 2004 between Principal Life Insurance Company, Princor Financial Services Corporation (together known as the "Company"), and T. Rowe Price Associates, Inc., relating to certain administrative services ("Agreement").

Effective April 1, 2012, the $25 million threshold to qualify for payments as described in the Agreement is being eliminated. Price Associates shall begin making payments equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of all shares of the Funds held by the Separate Accounts under the Agreement beginning April 1, 2012 (i.e. payments will begin on dollar one). Payments are made each calendar month and paid to the Company within 30 calendar days thereafter. Our records indicate that the Company assets are currently under the $25 million threshold and, therefore, the Company has not received payments to date. Under this new payment structure, the Company will begin to receive payments in May for the April calculation.

Section 5 of the Agreement is deleted in its entirety and replaced with the following:

"5. Payment for Administrative Services. In consideration of the administrative services to be provided by the Company, we shall make payments to the Company on a monthly basis ("Payments"), from our assets, including our bona fide profits as investment adviser to the respective Fund, an amount equal to 15 basis points (0.15%) per annum of the average aggregate net asset value of shares of the Funds held by the Separate Account under the Participation Agreement. Further, this amount shall be increased to 25 basis points (0.25%) per annum of the average aggregate net asset value of shares of the Fund held by the Separate Accounts under the Participation Agreement, provided, however, that such increased Payments shall only be payable with respect to the Fund for each calendar month during which the aggregate dollar value of shares exceeds $250,000,000 at all times during that month. For purposes of computing the payment to the Company contemplated under this Paragraph 5, the average aggregate net asset value of shares of the Funds held by the Separate Account over a monthly period shall be computed by totaling each Separate Account's aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment contemplated by this Paragraph 5 shall be calculated by Price Associates at the end of each calendar month and will be paid to the Company within 30 calendar days thereafter. "

March 16, 2012

Please sign both copies of this letter confirming your firm's approval of this amendment. In addition, please complete the W-9 and payment instructions that are included. Please return a fully-executed amendment along with the W-9 and payment instructions to the following:

Jackie Lippy
T. Rowe Price Associates, Inc.
100 East Pratt St. Baltimore, MD 21202

If you have any questions relating to this revision, please contact Jackie Lippy at (410)345-2404. Sincerely,
T. Rowe Price Associates, Inc.

By: /s/Darrell Braman
Name: Darrell Braman
Title:     Vice President

Acknowledged and Accepted By:

Principal Life Insurance Company
By: /s/Sara Wiener
Name: Sara Wiener
Title: Director - Life Product Mgmt

Princor Financial Services Corporation
By: /s/Mike Beer
Name: Mike Beer
Title: President